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CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” The OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND HAND DELIVERY

Division of Corporate Finance

United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention: John Sickel, Susan Block

Re:	Lemonade, Inc. Draft Registration Statement on Form S-1 Submitted April 17, 2020 CIK No. 0001691421

Ladies and Gentlemen:

On behalf of Lemonade, Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 initially confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on June 7, 2019 (in the form initially filed with the Commission on June 8, 2020, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to provide certain supplemental information to enable the Staff to complete its review of the Company’s equity awards pricing and fair value determinations. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

CONFIDENTIAL TREATMENT REQUESTED

LEMONADE, INC. - 1

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2020

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Preliminary IPO Price Range

We advise the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed offering that will be between $[***] and $[***] per share (the “Preliminary Price Range”). The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed initial public offering (the “Offering”), including discussions that took place on June 16, 2020 among the senior management of the Company and representatives of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, the lead underwriters of the Offering. Prior to June 16, 2020, senior management of the Company had not held formal discussions with the underwriters regarding a price range for the Offering. However, on June 16, 2020, senior management of the Company held preliminary discussions with the underwriters regarding a potential price range for the Offering. The Preliminary Price Range does not consider the current lack of liquidity for the Company’s common stock (“Common Stock”) and assumes a successful Offering between June and July of 2020, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.

The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to change based on then-current market conditions and continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20%. The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [***], 2020.

Fair Value Determinations

Given the absence of an active market for the Common Stock, the Company’s Board of Directors (the “Board”) was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and contemporaneous third-party valuations.

We further advise the Staff that the Board has considered a variety of factors in determining the fair value of the Common Stock for purposes of granting stock options to date. In valuing the Common Stock, the Board determined the enterprise value of the Company using valuation methods it deemed appropriate under the circumstances applicable at the valuation date including combinations of income and market approaches with input from management, and considering contemporaneous valuations provided by an independent third-party valuation firm. The income approach used by the Company estimates the enterprise value of the Company based on the estimated future cash flows that the Company will generate. These future cash flows are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these estimated cash flows. The market approach used by the Company estimates the enterprise value of the Company based on a comparison of the Company to public companies with similar enterprises (the “Peer Group”), also known as the guideline public company method. The guideline public company method estimates enterprise value by applying a representative revenue-to-price multiple from the identified Peer Group to the Company’s forecasted revenue. The Company’s Peer Group was selected based on operational and economic similarities to the Company and factors considered included but were not limited to industry, business model, growth rates, customer base, capitalization, size, profitability and stage of development. The Company regularly assessed the set of comparable companies as new or more relevant information became available. This approach involves the identification of relevant transactions, and determining relevant multiples to apply to the Company’s revenue.

CONFIDENTIAL TREATMENT REQUESTED

LEMONADE, INC. - 2

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2020

Once an enterprise value was determined, the Company used one or a hybrid of the following methods to allocate such value to its Common Stock: (1) the option pricing method (“OPM”) or (2) a probability weighted expected return method (“PWERM”). The OPM treats common stock and preferred stock as call options on a business, with exercise prices based on the liquidation preferences, participation rights and exercise prices of the equity instruments. The common stock only has value if the funds available for distribution to the holders of common stock exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale, or initial public offering (“IPO”), assuming the business has funds available to make a liquidation preference meaningful and collectible by stockholders. The common stock is modeled as a call option with a claim on the business at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call option. The estimated per share value of the common stock derived from the OPM may then be discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity. The discount for a lack of marketability is determined using a protective put option model, in which a put option is used as a proxy for measuring discounts for a lack of marketability of securities.

Under PWERM, the value of a company’s common stock is estimated based upon an analysis of future values for the entire enterprise assuming various outcomes. For each of the various scenarios, an enterprise value is estimated and the rights and preferences for each stockholder class are considered to allocate the enterprise value to common shares. The common stock value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting common stock value is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management. The estimated per share value of the common stock derived from the PWERM may then be discounted for a lack of marketability to account for a lack of access to an active public market.

In determining the fair value of the Common Stock, the Company also considered any private or secondary transactions involving the Company’s capital stock. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether the transactions occurred among willing and unrelated parties, and whether the transactions involved investors with access to the Company’s financial information.

CONFIDENTIAL TREATMENT REQUESTED

LEMONADE, INC. - 3

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2020

A summary of the Company’s stock option grants and the associated valuations for the period starting June 2019 through the date of this letter are below:

Date of Grant	Number of Shares Subject to Awards Granted	Exercise Price Per Share	Estimated Fair Value Per Ordinary Share	Date of Board Approval of Valuation Report	Valuation Report Effective Date
7/4/2019	620,800	$5.74-$26.04*	$26.04	7/4/2019	6/1/2019
9/4/2019	206,200	$5.74-$26.04*	$26.04	7/4/2019	6/1/2019
9/26/2019	1,103,300	$28.53	$28.53	9/26/2019	9/1/2019
11/6/2019	39,000	$28.53	$28.53	9/26/2019	9/1/2019
12/1/2019	1,086,800**	$23.69	$23.69	12/1/2019	10/15/2019
12/20/2019	113,000	$23.69	$23.69	12/1/2019	10/15/2019
12/24/2019	621,500**	$23.69	$23.69	12/1/2019	10/15/2019
1/23/2020	266,530	$24.36	$24.36	1/23/2020	1/1/2020
3/19/2020	147,000	$24.36	$24.36	1/23/2020	1/1/2020
5/6/2020	97,000	$24.47	$24.47	5/6/2020	3/1/2020
6/7/2020	196,500	$24.47	$24.47	5/6/2020	3/1/2020

* Price range reflects variance in exercise prices for options granted to the Company’s employees based in Tel-Aviv, Israel and employees based in the United States. Pursuant to Israeli law, options may be granted to employees with an exercise price per share below fair value; provided, however, that the compensation charge taken by the grantor of the options be the fair value per share of such grants. The Company recorded a compensation charge of $26.04 per share, based on the estimated fair value at the time, for these grants.

** On December 1, 2019, the Board approved the repricing of certain stock options to purchase 1,708,300 shares of common stock at the then current fair value of a share of the company’s common stock. In connection with the repricing of these options, the Company recorded an immediate expense of $0.1 million in the year ended December 31, 2019 for these options that had vested and the Company intends to record another $1.7 million over the remaining weighted average vesting period of those options, or 1.9 years.

June 2019 Valuation Report

In making its fair value determination for the common stock underlying the stock options granted on July 4, 2019 and September 4, 2019 the Board considered a contemporaneous valuation provided by an independent third-party valuation firm as of June 1, 2019, which was finalized and approved by the Board on July 4, 2019 (the “June 2019 Valuation Report”). The June 2019 Valuation Report estimated the Company’s value using a PWERM allocation methodology because the likelihood of a successful IPO had increased given the Company had confidentially submitted a registration statement with the Commission in June 2019 and thus there were multiple future likely liquidity events, involving both IPO and non-IPO events, that could be estimated. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 60% on a non-IPO scenario that involved remaining a private company which was valued using the income method and guideline public company market approach, (ii) 25% on an IPO scenario occurring December 2020, which was valued using a guideline public company approach and (iii) 15% on an IPO scenario occurring July 2019, which was valued using a guideline public company approach. The June 2019 Valuation Report concluded that the fair value of the Common Stock as of June 1, 2019 was $26.04 per share.

CONFIDENTIAL TREATMENT REQUESTED

LEMONADE, INC. - 4

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2020

The Company believes that $26.04 was the appropriate Common Stock fair value established by the Board for the July 4, 2019 and September 4, 2019 stock option grants.

September 2019 Valuation Report

The fair value determination for the common stock underlying the stock options granted on September 26, 2019 and November 6, 2019 was based upon a contemporaneous valuation provided by an independent third-party valuation firm as of September 1, 2019, which was finalized and approved by the Board on September 26, 2019 (the “September 2019 Valuation Report”). The September 2019 Valuation Report estimated the Company’s value using a PWERM allocation methodology because the likelihood of a successful IPO had increased due to multiple future likely liquidity events, involving both IPO and non-IPO events, that could be estimated. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 25% on a non-IPO scenario that involved remaining a private company which was valued using the income method and guideline public company market approach, (ii) 50% on an IPO scenario occurring November 2019, which was valued using a guideline public company approach and (iii) 25% on an IPO scenario occurring July 2020, which was valued using a guideline public company approach. The September 2019 Valuation Report set forth that the guideline market multiple used in calculating enterprise value had decreased from 14.0x to 6.50x forward revenue, which decrease was due to (i) a decline in Peer Group multiples during July and August of 2019 caused by a market selloff and deteriorating market conditions for issuers conducting initial public offerings at the time and (ii) preliminary and informal valuation discussions among the Company and the underwriters regarding the Company’s decreased enterprise value as a result of deteriorating market conditions mentioned in (i) above. The September 2019 Valuation Report concluded that the fair value of the Common Stock as of September 1, 2019 had risen to $28.53 per share.

The primary reason for the increase in the fair value per share of $28.53 in the September 2019 Valuation Report, as compared to the fair value per share of $26.04 in the June 2019 Valuation Report, was the Company’s progress towards the Offering despite a significant drop in the Company’s expected enterprise value due to the significant decline in the trading multiples of the Company’s Peer Group caused by deteriorating market conditions for issuers pursuing initial public offerings at that time. Accordingly, the Company believes that the weighting and scenarios used in the September 2019 Valuation Report are reasonable and that $28.53 was an appropriate Common Stock fair value established by the Board for the September 26, 2019 and November 6, 2019 grants.

CONFIDENTIAL TREATMENT REQUESTED

LEMONADE, INC. - 5

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2020

October 2019 Valuation Report

The fair value determination for the common stock underlying the stock options granted on December 1, 2019, December 20, 2019 and December 24, 2019 was based upon a contemporaneous valuation provided by an independent third-party valuation firm as of October 15, 2019, which was finalized and approved by the Board on December 1, 2019 (the “October 2019 Valuation Report”). The October 2019 Valuation Report estimated the Company’s value using a PWERM allocation methodology because the likelihood of a successful IPO had decreased significantly. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 50% on a non-IPO scenario that involved remaining a private company, which was valued using the income method and guideline public company market approach and (ii) 50% on an IPO scenario occurring December 2020, which was valued using a guideline public company approach. The October 2019 Valuation Report set forth that the guideline market multiple used in calculating enterprise value had decreased from 6.5x to 4.50x forward revenue, which decrease was due to further deteriorating market conditions described above in the analysis related to the September 2019 Valuation Report. Additionally, in light of the deteriorating market conditions described above, the Company suspended its plan to carry out the Offering and submitted a registration statement withdrawal notice in October 2019. The October 2019 Valuation Report concluded that the fair value of the Common Stock as of October 15, 2019 had decreased to $23.69 per share.

The primary reason for the decrease in the fair value per share of $23.69 in the October 2019 Valuation Report, as compared to the fair value per share of $28.53 in the September 2019 Valuation Report, was the continued downward pressure on the trading multiples of the Company’s Peer Group caused by deteriorating market conditions for issuers pursuing initial public offerings at that time, along with the Company’s suspension of its plans to carry out the Offering. This resulted in 50% weighting being attributed to the lower valuation associated with remaining private and a 50% weighting being attributed to a December 2020 IPO scenario. With respect to the on December 1, 2019, December 20, 2019 and December 24, 2019 stock option grants, given the likelihood of a successful IPO in the near term had decreased significantly, the Company determined the fair value as of $23.69 to be appropriate.

January 2020 Valuation Report

The fair value determination for the common stock underlying the stock options granted on January 23, 2020 and March 19, 2020 was based upon a contemporaneous valuation provided by an independent third-party valuation firm as of January 1, 2020, which was finalized and approved by the Board on January 23, 2020 (the “January 2020 Valuation Report”). The January 2020 Valuation Report estimated the Company’s value using a PWERM allocation methodology because the likelihood of a successful IPO had increased due to multiple future likely liquidity events, involving both IPO and non-IPO events, that could be estimated. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 50% on a non-IPO scenario that involved remaining a private company which was valued using the income method and guideline public company market approach and (ii) 50% on an IPO scenario occurring December 2020, which was valued using a guideline public company approach. The January 2020 Valuation Report concluded that the fair value of the Common Stock as of January 1, 2020 had risen to $24.36 per share.

As there were no material changes to the business or assumptions used in the January 2020 Valuation Report as compared to the October 2019 Valuation Report, other than the passage of time, the Company believes that the weighting and scenarios used and the Common Stock fair value established by the Board of $24.36 was appropriate for the January 23, 2020 and March 19, 2020 grants.

CONFIDENTIAL TREATMENT REQUESTED

LEMONADE, INC. - 6

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2020

March 2020 Valuation Report

The fair value determination for the common stock underlying the stock options granted on May 6, 2020 and June 7, 2020 was based upon a contemporaneous valuation provided by an independent third-party valuation firm as of March 1, 2020, which was finalized and approved by the Board on May 6, 2020 (the “March 2020 Valuation Report”). The March 2020 Valuation Report estimated the Company’s value using a PWERM allocation methodology because the likelihood of a successful IPO had increased due to multiple future likely liquidity events, involving both IPO and non-IPO events, that could be estimated. The PWERM considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 50% on a non-IPO scenario that involved remaining a private company, (ii) 15% on an IPO scenario occurring in September 2020 and (iii) 35% on an IPO scenario occurring in March 2021, which was valued using a guideline public company approach. The March 2020 Valuation Report concluded that the fair value of the Common Stock as of March 1, 2020 had risen to $24.47 per share.

As there were no material changes to the business or assumptions used in the March 2020 Valuation Report as compared to the January 2020 Valuation Report, other than the passage of time, the Company believes that the weighting and scenarios used in the March 2020 Valuation Report are reasonable and that $24.47 was an appropriate Common Stock fair value per share established by the Board for the May 6, 2020 and June 7, 2020 grants.

Additional Considerations

In addition to the analysis described above, the Company also submits that the Common Stock fair valuation determinations described above are reasonable due to: (i) the Preliminary Price Range assuming that the Offering has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or illiquidity discount for the Common Stock, which was appropriately taken into account in the Board’s fair value determinations; (ii) the differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company’s management, which assume a successful Offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board; (iii) the differences in comparable companies in the insurance market discussed between the Company and the underwriters with respect to the underwriters’ view of the initial public offering market and the positioning of the Company for a successful Offering, as compared to the narrower set of comparable companies used by the Board in determining the valuations; (iv) the time value of money taking into account the expected timing of the Offering and potential delays in that timing; (v) the possibility that the actual offering price could be lower than the Preliminary Price Range; and (vi) the 180-day lock-up to which certain of the shares underlying stock options will be subject after the Offering.

Conclusion

As such, considering all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

CONFIDENTIAL TREATMENT REQUESTED

LEMONADE, INC. - 7

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2020

The Company advises the Staff that the Company intends to use the midpoint of the bona fide offering price range disclosed in the Company’s preliminary prospectus to value, for accounting purposes, any additional stock options granted after the date that the underwriters recommended the Preliminary Price Range until the time that there is a public market for its Common Stock.

*     *     *

CONFIDENTIAL TREATMENT REQUESTED

LEMONADE, INC. - 8

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2020

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

Daniel Schreiber, Chief Executive Officer, Lemonade, Inc.
Tim Bixby, Chief Financial Officer, Lemonade, Inc.
Dennis Monaghan, Esq., General Counsel, Lemonade, Inc.
Rachel W. Sheridan, Esq., Latham & Watkins LLP
Colin Diamond, Esq., White & Case LLP
Era Anagnosti, Esq., White & Case LLP

CONFIDENTIAL TREATMENT REQUESTED

LEMONADE, INC. - 9